[PROSKAUER ROSE GOETZ & MENDELSOHN]
              1233 - 20TH STREET, N.W., SUITE 800
                     WASHINGTON, D.C.  20036
                      (202) 416-6800


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20036

Dear Commissioners:

         On behalf of our client, Zesiger Capital Group LLC, we transmit herewith a revised signature page, which reflects the date that was entered on the manually signed copy.

                     Respectfully submitted,


                     /s/ Linda L. Walker

                     Linda L. Walker
                     Filing Agent






                                SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       June 7, 1996
                                   Date

                                   /s/ Barrie R. Zesiger